SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN is one of the most competitive integrated steel complexes in the world. It possesses one of the lowest production costs and highest EBITDA margins in the international steel industry. Self-sufficient in iron ore and electric power, it operates throughout the entire steel production chain. This vertical integration allows it to capture synergies in the mining steelmaking and logistics areas, generating the best possible results for all its shareholders.	CSN has an annual production capacity of 5.6 million tonnes of crude steel and more than 50% of its output comprises high added-value products. It is the only tinplate producer in Brazil and one of the five largest tinplate producers worldwide.
CSN is a publicly-held company whose shares are traded on the São Paulo (Bovespa) and New York (NYSE) Stock Exchanges.

Companhia Siderúrgica Nacional hereby announces that the calculation of dividends and interest on equity per share disclosed in the Management Proposal, was based on the number of Company shares on December 31, 2006, excluding those held in Treasury. In fact, this base date should have been updated to account for new share purchases thereafter. Thus, although there is no change in the total amount to be paid out, the amount per share has been changed, pursuant to item “b” below:

Allocation of net income and realized reserves for the fiscal year ended December 31, 2006 in the total amount of R$ 1,473,262,132.19:

a)
ratification of the prepayment of dividends, approved by the Board of Directors on June 23, 2006, in the amount of R$ 415,000,000.00, equivalent to R$ 1.612192 per share, and on August 3, 2006, in the amount of R$ 333,000,000.00, equivalent to R$ 1.293639 per share, totaling R$ 748,000,000.00 in advanced dividend payments.

b)
payment of interest on equity in the amount of R$ 174,428,363.00, equivalent to R$ 0.680060 per share (gross), and dividends in the amount of R$ 510,833,769.19, equivalent to R$ 1.991634 per share (gross);

c)
constitution of an investment reserve in the amount of R$ 40,000,000.00, as per the budget to be approved by the Annual Shareholders’ Meeting which includes, among other investments, the expansion projects and new businesses.

d)	since the upper limit of the legal reserve has already been reached, no resources will be allocated thereto.

BENJAMIN STEINBRUCH
IR Executive Officer

IR Team

José Marcos Treiger	David Moise Salama	Claudio Pontes	Priscila Kurata
IR Officer	IR Manager	IR Specialist	Senior Analyst
treiger@csn.com.br	david.salama@csn.com.br	claudio.pontes@csn.com.br	priscila.kurata@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592	(55 11) 3049-7526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.